INVEST IN **YOUNG MOUNTAIN TEA**

Sharing Ownership Of The Tea Trade With Farmers



youngmountaintea.com Marquette, MI









Highlights

1. Launched a farmer-owned processing facility in the Himalayas w/ USAID, Acumen, and others
2. Secured sales contracts with Fortune 500 companies & a national distributor
3. Featured in Forbes, Food Industry Executive
4. Company started with a promise: if farmers would grow tea, we'd sell it.
5. Certified organic, single-origin teas in sustainable packaging from a BIPOC owned brand
6. 1% of sales donated to farmers

Featured Investors

 **Acumen** [Follow] Invested $200,000 ⓘ

Founded in 2001, Acumen is dedicated to tackling poverty's toughest challenges. The organization invests patient capital into pioneering companies that deliver essential services to impoverished populations.
acumen.org

Christopher Wayne, Associate Director, Investing in Agriculture at Acumen

"At Acumen, we invest in impact-focused ventures that create transformative system change, and with teams that can deliver. Raj has been able to create both. In the four years we've been working with Raj, we've seen how he and his team takes on daunting tasks and rise to the challenge. From navigating the financial and legal hurdles of launching an international joint venture with farmers, to attracting high-volume customers to grow their business, they've already taken impressive steps forwar..."

Read More

 **UnTour Foundation** [Follow] Invested $80,000 ⓘ

UnTours Foundation invests 100% of its endowment into world-changing businesses providing flexible and affordable capital to businesses providing solutions to poverty, injustice, and environmental crises.
untoursfoundation.org

Elizabeth Killough, Co-CEO

"In my 20 years of leading UnTours' investing, I've talked to hundreds of businesses with big potential. From my first conversations with Young Mountain Tea in 2019, it was clear this is a company with the makings of the rare, true social enterprise -- a business that could make good on its mission and margin at the same time. Since then, not only have they met our expectations, they've exceeded them, all while keeping their integrity. I'm so excited to see what they do next!"

 **3rd Creek**   Follow   Invested $25,000 ⓘ

3rd Creek Foundation is a private foundation focused on alleviating extreme poverty. Through grants and impact investments, we fund initiatives that support sustained economic improvement among the ultra poor.
3rdcreekfoundation.org

Gwen Straley, Executive Director

"We invested in Young Mountain Tea because it boasts a high impact business model, the product is fabulous, and Raj and the team are tenacious."

 **Brendan Shah**   Follow   Invested $100,000 ⓘ
Syndicate Lead

teavendor.com

"Young Mountain Tea reminds us that the people who make our food are owed a great deal of respect and admiration. With the factory opening in Kumaon, they are taking major leaps in achieving equity for farmers who are often at the bottom of the tea supply chain. Young Mountain Tea provides hope that there is a way forward. This investment is one in a brighter and better future for tea, and we are proud to be a part of helping the Young Mountain team realize it."

 Other investors include Brendan Shah

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Our Team

 **Adhiraj Murthy Vable**   Founder & CEO

15+ years connecting Himalayan farmers to American markets. Rockefeller-Acumen Global Food System Fellow; Best Sustainability Initiative from World Tea Awards; Fulbright Fellow

 **Lucas Ahlquist**   CFO

8+ years leading finance and operations of American tea companies, including developing financial models, inventory management, and data analysis.



Mitra Nite Creative Director

15+ years of design, marketing and brand management,
including 10+ years in specialty tea.

Young Mountain Tea | Sharing Ownership Of The Tea Trade With Farmers



Young Mountain Tea | Sharing Ownership Of The Tea Trade With
Farmers | Worker Owned & Worker Operated (WOWO)





On one side, the farmers who grow our food don't
earn enough to feed themselves

On the other side, American tea drinkers can't
access healthy, sustainable tea





THE PROBLEM
A VICIOUS CYCLE
URBAN MIGRATION
Youths moving to megacities for work fragments families and drives unsustainable urban growth.
LAND DEGRADATION
Abandoned farmland deteriorates into lifeless dirt.
CLIMATE CHANGE
Increased droughts & floods trigger catastrophic landslides.
THE TEA SOLUTION
Tea creates rural jobs that help reverse urban migration.
Tea revitalizes wastelands & is an anchor crop for biodiversity.
Tea leaves drink CO2, which gets stored in their roots and removed from the atmosphere.

The farmers are stuck in a cycle of urban migration and land degradation, and climate change is making it worse. Tea creates rural jobs, revitalizes wastelands and removes CO2 from the atmosphere.



We Bridge The Gap Between Tea Farmers And Tea Drinkers
DARJEELING
NEPAL
ASSAM
KUMAON
INDIA
NILGIRIS
USA
B2C
B2B
Working Closely With Farmers To Make Organic Tea That Provides Complete Supply Chain Transparency And Delivers Real Impact

We solve both the market and supply problems with a simple solution: Bridging the divide between tea farmers and tea drinkers, and working with farmers to raise the quality of their tea so they can earn more while also creating a transparent supply chain that brings new, exciting and sustainable tea to the market.

In India, we just finished a farmer-owned specialty tea factory.

In the US, we've launched with our first national distributor and secured a Fortune 500 customer

secured a Fortune 500 customer.


We Are Funded By
Global Leaders In
International
Development
USAID
ACUMEN
FRONTIER
CO-OP

We are funded by Global Leaders in International Development: USAID, ACUMEN & FRONTIER CO-OP


Forbes
"Young Mountain Tea is building something entirely new."
"Purpose-driven businesses like Young Mountain Tea not only resonate...they have fared better than others..."
The Oregonian
"This transformative approach is a groundbreaking departure from the industry's colonial legacy."
FOOD INDUSTRY EXECUTIVE
"The impact of Young Mountain Tea's work is profound."
MM
MARQUETTE MONTHLY
"Creating a farmer-friendly tea company is...about building trust and living up to promises made."
TEA 茶之旅 JOURNEY

What The Media Says About Us | "Young Mountain Tea is building something entirely new." -Forbes


We Have A Market Opportunity To Earn $60,000,000 Annually
$9.9B
$1.2B
$60M
US SPECIALTY TEA INDUSTRY
MIDWEST SPECIALTY TEA

5% MARKET CAPTURE
Source: US Tea Association, 2022

5 Attributes That Make Our Teas Unique:

1. **High Quality**: Hand picked single-origin teas processed in small batches
2. **Zero-Waste**: Every part of our tea bags are made of compostable or recyclable materials
3. **Organic**: Certified by USDA
4. **Mission Driven**: 1% of all sales go to launching a farmer-owned specialty tea processing facility in India
5. **Minority-Owned/Run**: Founder Raj is the son of Indian immigrants and the entire team is BIPOC



YOUNG MOUNTAIN TEA
ACUMEN
US-BASED
INDIA-BASED
ALMORA GLOBAL
FARMER TRUST
DESMOND BIRKBECK
CHAMPAWAT TEA MAKERS PVT LTD

We spent four years building a legal framework for scalable system change.

Our Experienced Team Is Ready To Grow Our Business And Our Impact

LEADERSHIP TEAM

 **Raj Vable** | Founder & CEO  **Lucas Ahlquist** | CFO  **Mitra Nite** | Creative Director

BOARD OF DIRECTORS

Lisa Curtis | Founder & CEO, Kuli Kuli   **Laura Fieselman** | VP Operations, Salient

Gustavo Mamao | Impact Investing Director, DAISA   **Sandeep Madhur** | Sales Planning & Analytics Consultant

Our experienced team is ready to grow our business and our impact.

We're Growing Our Revenue, Transitioning From Grants To Sales



	2023 (A)	2024 (A/P)	2025 (P)	2026 (P)	2027 (P)	2028 (P)
Net Revenue	$675,175	$739,951	$618,243	$835,647	$1,121,108	$1,414,470
Net Expenses	$625,484	$689,505	$679,435	$834,231	$1,070,332	$1,314,126
Net Income (before taxes)	$49,690	$63,856	$(61,192)	$1,792	$64,273	$127,017

We're growing our revenue, transitioning from Grants to Sales.

Future projections are not guaranteed.



INVESTMENT OPPORTUNITY
$500,000

MILESTONE
→ Profitability + Cash flow positive by 2026
→ Pre-money valuation: $4.5M

USE OF FUNDS
→ Build our team including our first Sales Director
→ Increase our inventory
→ Invest in sales & marketing

IMPACT



UN SDG GOALS

→ No poverty
→ Gender equality
→ Decent work and economic growth
→ Reduced inequalities
→ Responsible consumption and production

PROGRESS

→ 2,500+ farmer partners, 90% women, paid 4-5x industry average for their harvest
→ Launched a farmer-owned tea factory in Kumaon to support 500 farmers
→ 1,000+ acres of land growing 2M+ tea bushes



The potential for tea to be transformational is what inspires our work. This directly connects to five of the UN's SDG goals. Today we work with 1,500 farmers, 90% of whom are women. These stewards of the land have reclaimed more than 1,000 acres through organic tea, and their growing 2MM+ tea bushes that sequestering carbon right now and everyday.


Let's Climb The
Mountain Together!

CLARIFICATION ON A CLAIM

→ In the video pitch, at 38 seconds in, Raj describes the Kumaon Tea Factory as "India's first farmer-owned tea factory." This needs a qualifier that Raj forgot to say while taping: this is India's first farmer-owned **specialty** tea factory.

→ By **Specialty**, we mean that the facility is designed for a high grade of tea leaf input (75% fine plucking standard or more) and is equipped with machinery to make small-batch, whole-leaf teas that, when steeped, unfurl into full bud sets (i.e. the harvest of two leaves and a bud remain through to the final cup).

→ To be clear, this factory is not a traditional Orthodox or Crush-Tear-Curl (CTC) facility. We know other good folks are helping set up farmer-owned orthodox and CTC factories, and we cheer for their success! We hope this is part of a wave of farmer-owned tea factories that reshape the industry.